FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Item 2  Date of Material Change

December 7, 2005

Item 3  News Release

The press release attached as Schedule A was released over Canada NewsWire on December 7, 2005

Item 4  Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5  Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6  Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel: 902-468-0614

Item 9  Date of Report

December 7, 2005

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 13-2005
December 7, 2005

Gammon Lake Announces Updated Resource / Reserve Calculation for the Ocampo Gold-Silver Project

Updated Study Results in 86% Increase in Proven and Probable Reserves and 68% Increase in Measured and Indicated Resources

Ocampo Mine Life Extended from 7 Years to 13 Years and Open Pit Strip Ratio Reduced from 5:1 to 3.2:1

Open Pit Heap Leach Operations Scheduled to Commence This Month

Discovery of Four New Ore Bodies Contributes Significantly to Expanded Resources and Reserves

Construction and Development of the Ocampo Project Remains On-Schedule and Within Budget for Gold-Silver Production in the First Quarter of 2006

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) is pleased to announce the completion of an updated resource / reserve determination for the Ocampo Gold-Silver Project. The release of these summaries is in preparation for commencement of commercial production from the combined Ocampo open pit and underground mines in the first quarter of the 2006 calendar year. As per the new study, MINTEC, Inc. of Tucson, Arizona, has calculated proven and probable reserves of 4,190,000 ounces of gold equivalent, measured and indicated resources of 5,097,000 ounces of gold equivalent, as well as an additional 5,687,000 ounces of gold equivalent in the inferred category. This represents an 86% increase in proven and probable reserves and a 68% increase in measured and indicated resources from those developed for the 2004 Feasibility study, based on revised mineralized ore zones/veins using the additional information from new drilling and trenching by Gammon Lake.

"The significant increase in resources and reserves at Ocampo is a direct result of the highly successful exploration program implemented at the Project," stated Fred George, Chairman and President. "This new expanded determination is a testament to the high quality of the Ocampo deposit and the tremendous exploration potential Gammon Lake has recognized in this historic gold and silver district."

Table 1: New Resource and Reserve Figures

			Gold				Gold
Mineral Category	Gold	Silver	Equivalent		Gold	Silver	Equivalent
	(g/t)	(g/t)	(g/t)	Tonnes	Ounces	Ounces	Ounces

Proven & Probable
Reserves*	1.19	55	2.1	61,683,000	2,360,000	109,823,000	4,190,000
*Proven and Probable reserves are a subset of Measured and Indicated resources.
Measured &
Indicated	1.07	50	1.9	83,780,000	2,876,000	133,368,000	5,097,000
Resources

Inferred
Resources	3.13	172	6.0	29,325,908	2,950,000	161,885,000	5,687,000

Gold equivalent values are based on 60 grams of silver = 1 gram of gold, calculated on a gold price of US $450/oz and a silver price of US $7.50/oz.

(Continued on page 2)

The following table summarizes the new resource estimate for the Ocampo Project:

Table 2: Total Ocampo Mineral Resources
			Gold				Gold
Project Area	Gold	Silver	Equivalent	Tonnes	Gold	Silver	Equivalent
	(g/t)	(g/t)	(g/t)		Ounces	Ounces	Ounces
Northeast Area Measured	5.47	242	9.5	1,529,000	269,000	11,911,000	468,000
Open Pit Area Measured	0.79	36	1.4	38,330,000	974,000	44,369,000	1,713,000
Total Measured	0.97	44	1.7	39,859,000	1,243,000	56,280,000	2,181,000

Northeast Indicated	4.10	197	7.4	3,389,000	447,000	21,438,000	802,000
Open Pit Area Indicated	0.91	43	1.6	40,532,000	1,186,000	55,650,000	2,114,000
Total Indicated	1.16	55	2.1	43,921,000	1,633,000	77,088,000	2,916,000

Total Measured and Indicated	1.07	50	1.9	83,780,000	2,876,000	133,368,000	5,097,000

Northeast Area Inferred	4.26	234	7.9	13,556,000	1,870,000	99,820,000	3,573,000
Inferred Open Pit Area	2.13	122	4.1	15,769,908	1,080,000	62,065,000	2,114,000
Total Inferred	3.13	172	6.0	29,325,908	2,950,000	161,885,000	5,687,000

The above was calculated using gold equivalent external cut off grades of 3.0 g/t for the Northeast underground, 0.20 g/t for the open pit area, and 0.40 g/t for the Northeast surface. Gold equivalent values are based on 60 grams of silver = 1 gram of gold, calculated on a gold price of US $450/oz and a silver price of US $7.50/oz.

The current measured and indicated resources for the Ocampo Project of 83,780,000 tonnes is more than double the feasibility estimate. The increase to 5,097,000 gold equivalent ounces from the 2004 feasibility estimate of 3,030,000 gold equivalent ounces is, in part, the result of the San Ramon / Suerte de Lucas ore body discovery within the Open Pit area (termed the PGR trend), additional resource development within Conico and Plaza de Gallos ore bodies, and increased vein definition from the Northeast resource area. The 2004-2005 drilling program resulted in conversion of much of the previous indicated and inferred resources below the feasibility open pit area to proven and probable reserves, while additional inferred resources in the open pit area are the direct result of extensive deeper drilling along the PGR strike length.

Gammon Lake continued its drilling program through the development of the Feasibility Study with Kappes Cassiday & Associates (KCA), which began in June 2004. (Please refer to press release #9-2004, dated November 11, 2004 for details of the feasibility study). In February 2005, engineering of the Ocampo Project Open Pit heap leach processing facilities and mill facilities commenced under the direction of KCA. Actual construction began in March 2005 with the commencement of the clearing of 1,500-hectares of land to provide space for the open pit and process support facilities, and the large mill area complex. With first operations for the heap leach scheduled to begin before the end of the 2005 calendar year, it is appropriate to update the resources for the project, and the increase to the mining reserves for both the Northeast Underground and Open Pit operations.

There were four separate new ore body/vein discoveries of significance made by the drilling completed from June 2004 to October 2005. Within the Open Pit area, the Diana structure west of the Estrella-Conico ore body, the Suerte de Lucas, and the San Ramon structures, which are believed to be the same mineral horizon, were extensively drilled and have contributed substantially to the mining reserves for the Open Pit area. It is noted that all three structures are still open to depth and along strike, and are expected to develop more mining reserves with additional drilling.

The Las Animas-San Amado structure in the Northeast Underground Project area was one of the four major veins slated for underground mining in the KCA feasibility study. Subsequent mining and stope development within the Las Animas structure has described a very high grade Clavo, or major ore zone, with average grades greater than one ounce per tonne, gold equivalent (31 grams per tonne gold equivalent). The ore discovered on this specific structure is currently being stoped for first milling operations. No new calculations have been undertaken on the Las Animas resource or reserve estimations.

(Continued on page 3)

The San Ramon structure has thus far been determined to be 410-metres in width along strike, and the Suerte de Lucas is approximately 500-metres along strike width. Both contain economic mining widths in excess of 60-metres. A total of sixty holes, encompassing 12,228-metres, have been drilled within the Suerte de Lucas and San Ramon structures. Several cross cuts taken from a historic drive at elevation 1654 within San Ramon, approximately seventy-six metres below the pit bottom of the Picacho feasibility pit, have confirmed the width and mineral distribution of the San Ramon. Additional channel sampling in development drives in the upper zones of Picacho also confirmed high-grade vein presence. The mine life of the Open Pit has been extended from the 2004 feasibility estimate of 7 years to 13 years. Continued exploration below San Ramon, as well as to the east and west of the structure is expected to result in further extension of the mining life of the Open Pit.

THE NORTHEAST UNDERGROUND AREA RESOURCES

The increase in resources in the Northeast Underground area of the project is the result of significant development work completed on the Chica Rica, Esperanza, Maria and Brenda structures. The Chica Rica, Esperanza, and Maria structures have produced bonanza grade gold and silver intersections in the development drives. These high-grade sections were in areas in which adjacent core holes indicated only average grade gold and silver values. The mine geologic staff believe that due to the soft, semi-massive sulphide form of the gold and silver mineralization in these veins, a portion of the gold and silver content may have been lost during core drilling, further increasing the potential of these veins. Development of the underground mine is progressing on schedule to meet the 1,500 tonne per day production target from this area before the Ocampo mill commences operation. In addition, the Company has been stockpiling high grade underground ore on surface, in preparation for the start up of the mill. "We are extremely pleased with the progress of the underground mine, and are confident of meeting the Company's production objective of 1,500 tonnes per day by the end of the first quarter of 2006," commented Lorenzo Ceballos, Director of Underground Mining. Currently, sufficient sill and footwall development is complete to sustain 18 stopes. At the current development rate the Company will have sufficient development strike length to add an additional 9 stopes by the end of the first quarter of 2006, for a total of 27 stopes.

Table 3: Schedule of Stope Development
Date	Number of Stopes	Stope Designation	Daily Tonnage
San Juan - Block 1 & 4B
December 31, 2005	5 Shrinkage Stopes	Aventurero - Block 2	250 tonnes per day
Las Animas - Block 5A & 5B
San Juan - Block 1, 4A & 4B
January 31, 2006	7 Shrinkage Stopes	Aventurero - Block 2	400 tonnes per day
Las Animas - Block 5A, 5B & 6
San Juan - Block 1, 4A, 4B, 7 & 8
February 28, 2006	10 Shrinkage Stopes	Aventurero - Block 2 & 3	980 tonnes per day
	1 Long-Hole Stope	Las Animas - Block 5A, 5B & 6
Las Animas (long-hole) – Block 11
San Juan - Block 4A, 4B, 7 & 8
March 31, 2006	12 Shrinkage Stopes	Aventurero - Block 2, 3, 10 & 13	1,340 tonnes per day
	1 Long-Hole Stope	Las Animas - Block 5A, 5B & 6
San Jose - Block 9
Las Animas (long-hole) – Block 11
San Juan - Block 4A, 4B, 7 & 8
Aventurero - Block 3, 10, 12 & 13
April 2006	12 Shrinkage Stopes	Las Animas - Block 5A, 5B & 6	1,530 tonnes per day
	1 Long-Hole Stope	San Jose - Block 9
Las Animas (long-hole) – Block 11B

THE OPEN PIT AREA RESOURCES

The feasibility study for the Open Pit was developed using 47,433-metres of drilling. The current resource estimate is built on 89,604-metres of drilling and surface sampling. The additional sampling when composited within the ore body boundaries summarizes to an average of 0.93 grams per tonne gold and 38.8 grams per tonne silver, for a gold equivalent grade of 1.6 grams per tonne. As Ocampo commences production, the ore body interpretation has changed to facilitate actual operations, and the body has been divided into low grade and high-grade zones. The cut off used to currently separate these two zones is 1.0 gram per tonne gold equivalent. There are two ore streams that will be processed by the Ocampo heap leach facility, and most of the material contained within the high-grade ore zone will be sent to the high-grade crusher line.

(Continued on page 4)

Gammon Lake has determined that very high-grade material of greater than 6.0 grams per tonne gold equivalent found within the Open Pit should be processed at the mill facility for higher metal recovery. The total composite meterage (709-metres or 5.3% of the data) within the current drilling data greater than, or equal to 6.0 grams per tonne gold equivalent average 7.3 grams per tonne gold and 284 grams per tonne silver, for a gold equivalent grade of 12.0 grams per tonne. This suggests the potential for substantial high-grade tonnage to be encountered during mining, some of which will be sent to the mill facilities. Above the elevation 1720 (current bottom of the Picacho pit) in the PGR trend, there are 2,213,416 tonnes of measured and indicated ore grading 8.9 grams per tonne gold equivalent. Not all of this tonnage can be easily segregated as the high grade production mill ore. Where this tonnage can be produced within the pit with a minimum of dilution, it will be sent to the mill.

OCAMPO PROVEN & PROBABLE RESERVES

Tables 4, 5 and 6 summarize Proven & Probable Reserves for the Ocampo Project:

Table 4: Ocampo Proven & Probable Reserves
			Gold				Gold
Project Area	Gold	Silver	Equivalent	Tonnes	Gold	Silver	Equivalent
	(g/t)	(g/t)	(g/t)		Ounces	Ounces	Ounces
Northeast Area	4.51	219	8.2	3,954,000	573,000	27,830,000	1,037,000
Open Pit Area High Grade	1.73	81	3.1	28,160,000	1,566,000	73,633,000	2,793,000
Open Pit Area Low Grade	0.23	9	0.4	29,569,000	221,000	8,360,000	360,000

Total Ocampo
Proven & Probable	1.19	55	2.1	61,683,000	2,360,000	109,823,000	4,190,000

The above was calculated using a gold equivalent external cut off grade of 3.0 g/t for the Northeast underground and 0.2 g/t for the open pit. Gold equivalent values are based on 60 grams of silver = 1 gram of gold, calculated on a gold price of US $450/oz and a silver price of US 7.50/oz.

THE NORTHEAST UNDERGROUND AREA RESERVES

The reserves developed on the Esperanza, Chica Rica, Maria and Brenda veins are all accessible from haulages contained in the 2004 mine plan. Sill drives in preparation for stoping have already been developed on the Chica Rica, Maria and Esperanza veins. Planned development drives on the Brenda structures are adjacent to the high grade Las Animas ore shoot and will be started in the coming year.

Table 5: Northeast Project Area Proven & Probable Reserves
			Gold				Gold
Deposit Type	Gold	Silver	Equivalent	Tonnes	Gold	Silver	Equivalent
	(g/t)	(g/t)	(g/t)		Ounces	Ounces	Ounces
Proven Reserves
Northeast Underground	4.70	220	8.4	1,569,000	237,000	11,052,000	421,000
Probable Reserves
Northeast Underground	4.38	219	8.0	2,385,000	336,000	16,778,000	616,000

Total Northeast Underground
Proven & Probable	4.51	219	8.2	3,954,000	573,000	27,830,000	1,037,000

The above was calculated using a gold equivalent external cut off grade of 3.0 g/t. Gold equivalent values are based on 60 grams of silver = 1 gram of gold, calculated on a gold price of US $450/oz and a silver price of US 7.50/oz.

THE OPEN PIT AREA RESERVES

The Open Pit mining reserves were developed with a slightly different cost base than that utilized in the KCA feasibility study due in part to increased diesel fuel costs. The feasibility study was based on US $0.75 per tonne of material moved, and the current study is based on US $1.00 per tonne of material moved. Due to the continuing nature of pad development, a cost of US $0.50 per tonne will be charged as a process cost per tonne of ore placed on the pad. The process costs of US $1.50 per tonne for low-grade ore and US $1.85 per tonne for high-grade ore are the direct process costs. Therefore, mining costs of US $3.00 per tonne of low-grade ore and US $3.35 per tonne of high-grade ore have been used to develop the recovered ore values for cut off purposes. It was decided to use a 0.2 g/t gold equivalent value for cut off purposes for boundary modeling within the resource, however the actual per tonne profitability is determined for each tonne for ore reserve determination status.

(Continued on page 5)

A revised pit design using the expanded ore resource model for the open pit areas for the Gammon Lake Phase Two mining reserve was determined to be 57,729,000 tonnes containing 3,154,000 ounces of gold equivalent. Within the overall stripping requirements of 182,476,650 tonnes are contained 1,347,000 tonnes of inferred ore grade material containing 286,000 gold equivalent ounces. All inferred class mineralization was treated as waste for the purposes of mine planning and is not reported as part of the reserve. Gammon Lake has determined that it is reasonable to expect that most, if not all, of these inferred tonnes will be proven out as ore when the material is encountered during future mining operations.

The Phase One mining reserve was presented in the KCA feasibility study and estimated a 5.0:1.0, waste to ore strip ratio for the Open Pit. With the calculated strip ratio, as shown in Table 4, for the revised proven and probable mining reserves for the Phase Two ore reserves at 3.2:1.0, waste to ore, Gammon Lake expects that the calculated apparent significant reduction for waste striping requirements will also reduce Phase One stripping requirements and operating costs.

Table 6: Open Pit Project Area Proven & Probable Reserves
Strip Ratio: 3.2 : 1 (Total Waste Movement 182,476,650 Tonnes)
			Gold				Gold
Deposit Type	Gold	Silver	Equivalent	Tonnes	Gold	Silver	Equivalent
	(g/t)	(g/t)	(g/t)		Ounces	Ounces	Ounces
Proven Reserves
High-Grade Open Pit	1.73	83	3.1	13,775,000	766,000	36,630,000	1,377,000
Low-Grade Open Pit	0.24	9	0.4	19,370,000	149,000	5,605,000	242,000
Probable Reserves
High-Grade Open Pit	1.73	80	3.1	14,385,000	800,000	37,003,000	1,417,000
Low-Grade Open Pit	0.22	8	0.4	10,199,000	72,000	2,755,000	118,000

Total Open Pit
Proven & Probable	0.96	44	1.7	57,729,000	1,787,000	81,993,000	3,154,000

The above was calculated using a gold equivalent cut off grade of 0.20 g/t for high-grade and low-grade open pit material. Gold equivalent values are based on 60 grams of silver = 1 gram of gold, calculated on a gold price of US $450/oz and a silver price of US $7.50/oz.

For planning purposes Gammon Lake is required to determine where to design and place waste dumps so as not to sterilize ground within any future ultimate pit limits. For this purpose, a Phase Three has been calculated to account for the Measured and Indicated ore, as well as all of the Inferred ore contained below the Phase Two open pit bottom that is considered to be potentially profitable. Taking into consideration the Inferred ore will allow Gammon Lake to design the future pit limits that would be required to encompass the potential additional ore production. The Phase Three pit design is also utilized to describe the calculated potential additional ore that will direct Gammon Lake's exploration activities to drill out the area where these inferred resources are defined. This essentially repeats the exploration strategy that was successful for the 2004-2005 drilling season after feasibility study initiation.

Table 7: Material Below Open Pit Area Reserve Estimation Contained in the Previous Table
			Gold				Gold
Resources	Gold	Silver	Equivalent	Tonnes	Gold	Silver	Equivalent
	(g/t)	(g/t)	(g/t)		Ounces	Ounces	Ounces
Measured	0.28	17	0.6	1,669,000	15,000	885,000	30,000
Indicated	0.58	36	1.2	4,388,000	82,000	5,079,000	167,000
Measured &
Indicated	0.50	31	0.9	6,057,000	97,000	5,964,000	197,000

Inferred	2.12	113	4.0	8,074,000	550,000	29,259,000	1,038,000

The above was calculated using a gold equivalent cut off grade of 0.20 g/t. Gold equivalent values are based on 60 grams of silver = 1 gram of gold, calculated on a gold price of US $450/oz and a silver price of US $7.50/oz.

(Continued on page 6)

ABOUT THE OCAMPO PROJECT

The Ocampo Gold-Silver Project, as designated in the feasibility study conducted by Kappes, Cassiday & Associates (KCA) of Reno, Nevada, will consist of an underground mine with a 1,500 tonne per day agitated cyanide leach plant, and an open pit mine with a 13,000 tonne per day heap leach. Construction and development of the Ocampo Project remains on-schedule and within budget for gold and silver production to commence within the first quarter of 2006. As per the KCA feasibility study, production is expected to average 170,000 ounces of gold and 6.2-million ounces of silver, annually.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. The qualified person responsible for all technical data reported in this news release is Mr. Abdullah Arik, Senior Mining Consultant with MINTEC, Inc. All of Gammon Lake's analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques. For additional information please contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

CAUTIONARY STATEMENT

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Annual Report on Form 40-F (File No. 001-31739), which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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